Exhibit 1.01

BLACK BOX CORPORATION
Conflict Minerals Report
For the Reporting Period from January 1, 2014 to December 31, 2014
General
This Conflict Minerals Report of Black Box Corporation (“Black Box,” the “Company,” “we,” “our,” or “us”) is filed for the reporting period from January 1, 2014 to December 31, 2014 (the “2014 Compliance Period”) in accordance with Section 13(p)-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934 (the “Act”). The Rule imposes a reporting obligation of certain information when a company “manufactures” or “contracts to manufacture” products for which the conflict minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of Congo and the adjoining countries (as defined in the Rule).
Description of Products Covered
Black Box is a leading technology solutions provider dedicated to helping customers design, build, manage and secure their Information Technology (“IT”) infrastructure. The Company offers Products and Services that it distributes through two platforms it has built over its 39-year history. Under the Products platform, we provide networking solutions through the sale of products for IT infrastructure, specialty networking, multimedia and keyboard/video/mouse ("KVM") switching. Our Services platform is comprised of engineering and design, network operations centers, technical certifications, national and international sales teams, remote monitoring, on-site service teams and technology partner centers of excellence, which include dedicated sales and engineering resources. The primary services offered through the Services platform include communications lifecycle services, unified communications, structured cabling, video/AV services, in-building wireless and data center services.
One or more of the Conflict Minerals are necessary to the functionality or production of many products across Black Box’s Product platform and Services platform, that were manufactured, or contracted to be manufactured, by the Company during the 2014 Compliance Period (the “Covered Products”). Various components and subassemblies for the Covered Products are sourced from a global supply base that include distributors, value added resellers, original equipment manufacturers and contract manufacturers. These components and subassemblies are used, in whole or in part, by Black Box to manufacture, or to have contract manufactured, certain products in its Product platform and, to a lesser extent, its’ Services platform. Since these components and subassemblies come from numerous suppliers, Black Box’s knowledge about these products is largely limited to information provided by its suppliers regarding the contents of these products as well as whether Conflict Minerals are present in a product.
Reasonable Country of Origin Inquiry
Having determined that the Rule applies to the Covered Products, we undertook an inquiry of our suppliers on Conflict Minerals that were in the supply chain in 2014 to determine whether these Conflict Minerals were sourced from the Covered Countries or came from recycled or scrap resources. Black Box has concluded in good faith that during the 2014 Compliance Period:

•	Black Box has manufactured and contract manufactured products that contain Conflict Minerals that are necessary to the functionality and production of such products; and

•	Black Box did not have sufficient information from our suppliers to reach a conclusion as to all sources of Conflict Minerals in the Covered Products.
Due Diligence
On an annual basis, Black Box exercises due diligence to determine the source and chain of custody of Conflict Minerals for the Covered Products. Black Box’s due diligence conforms in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related supplements for each of the Conflict Minerals.

Exhibit 1.01

Black Box, as a purchaser of materials, components and products, is many steps removed from the mining of Conflict Minerals and does not purchase raw ore or unrefined Conflict Minerals. Identifying the presence of Conflict Minerals is a highly complex and challenging undertaking and the origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral containing derivatives. Although smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, Black Box, during the 2014 Compliance Period, focused its efforts on its supply base in an effort to build Conflict Mineral awareness, identify products containing Conflict Minerals, assess the transparency of its supply chain and make identification, where possible, of the smelters/refiners within its supply chain.
Black Box maintains a system of internal controls to identify and trace Conflict Minerals usage within its supply chain. A summary of Black Box’s due diligence framework is outlined below.
Step 1: Establish strong company management systems

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Black Box maintains a formal written Conflict Minerals policy that reflects its commitment to achieve a "DRC conflict free" determination over time. The Black Box Conflict Minerals policy is publicly available on its Internet website at http://investor.blackbox.com/corporate-governance.cfm and is reviewed annually or as conditions change.

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Black Box maintains a governance process to oversee its Conflict Minerals Compliance Program that includes a Steering Committee and a Core Team. The Steering Committee's objective is to solicit the participation of the Company’s leadership to maintain the governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements. The activities of the Core Team include the maintenance, implementation and reporting of due diligence activities, compliance project plan, supplier communications and training, project status, the retention policy, in addition to the management of the Reasonable Country of Origin Inquiry process described in Step 3. The Company evaluates the composition of the Steering Committee and the Core Team annually or as conditions change.

•	The Company actively cooperates and participates with industry associations to enhance transparency and traceability in the supply chain.

•	Black Box maintains records relating to its Conflict Minerals program.

•	Black Box communicates its policy and the supplier’s responsibilities regarding Conflict Minerals to all existing and new suppliers to help support its due diligence efforts.
Step 2: Identify and assess risks in the supply chain

•	Black Box annually identifies its high-risk parts and suppliers using a risk-based approach to assess risk of Conflict Minerals in the supply chain.

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Black Box annually surveys its suppliers using a questionnaire, based on the Conflict Minerals Reporting Template (“CMRT), to identify components and products containing Conflict Minerals and report their country of origin and smelters and refiners being utilized.

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In connection with this annual supplier survey, Black Box collects supplier responses which are reviewed for completeness and sufficiency, aggregated and summarized. For non-responsive suppliers, the Company provides supplier outreach to gather all available information for the Compliance Period.

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Black Box annually reviews and assesses summary smelter information to determine if the smelter is certified as conflict free or is supporting information presents a "red flag" as defined by the OECD Guidance. Black Box relies upon information provided by the Conflict Free Sourcing Initiative (“CFSI”) publically available list of smelters/refiners that have been certified by CFSI as conflict free.

Step 3: Design and implement a strategy to respond to identified risks

•	The Core Team summarizes information gathered on the actual and potential risks identified in the supply chain risk assessment and communicates it to the Steering Committee on a periodic basis.

Exhibit 1.01

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On an annual basis, the Core Team completes the OECD gap analysis, tracking the progress year-over-year conflict mineral compliance progress. This comparison of current practice to OECD guidance results in the identification of risks and gaps in Black Box’s conflict minerals controls and procedures. A summary of the OECD gap analysis is reported by the Core Team to the Steering Committee and includes recommended action plans for reducing identified risks and closing identified gaps.

•	Additional fact finding, risk assessments, and changes in circumstances take place a part of the Black Box annual review of its Conflict Minerals program.
Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices

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Black Box monitors, and encourages their suppliers to monitor industry wide Conflict Mineral activities including, but not limited to, results of smelter audits and incorporation of new smelters/refiners through the CFSI.

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Given the nature of the Black Box business, their position in the supply chain, the associated cost and the current lack of transparency in the supply chain, Black Box is not in a position to audit smelters/refiners directly.

Step 5: Report annually on supply chain due diligence

•	Black Box annually reviews compliance-related results, summarizes such results on Form SD and the Conflict Minerals Report and files such report with the SEC in a timely manner.
Steps Taken to Mitigate Risk and Improve Due Diligence
Black Box will continue to strengthen its Conflict Minerals Program and improve its due diligence efforts through increased focused efforts including:

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Black Box plans to implement a formal company level grievance mechanism to facilitate information from interested parties regarding Black Box’s sourcing strategy, use of Conflict Minerals within its supply chain, and alleged instances of non-compliance.

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Black Box plans to continue to require suppliers to identify the Conflict Minerals contained in the product they supply and when requested on an annual basis to provide information on the smelters used in the manufacturer of parts and raw materials provided to Black Box.

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Black Box plans to develop and adopt a formal risk mitigation plan to systematically reduce the exposure to Conflict Minerals risk in its supply chain which may include suspending or discontinuing supplier engagements.

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Black Box plans to consider participating (and encouraging their suppliers to participate) in industry driven certification programs thereby allowing for joint spot checks (within an economically viable framework) of mineral smelter and refinery facilities.

•	Black Box plans to enhance the use of IT for improved tracking, evaluating and storing of information for our Covered Products.

•	Black Box plans to incorporate its conflict minerals policy into long-term contractual obligations with new suppliers.

•	Black Box plans to implement formal record retention guidelines for its Conflict Minerals program.
Determination
As a result of its due diligence that was made in good faith and dependent on supplier representations, Black Box is unable to determine and to describe the facilities used to process Conflict Minerals that are contained in the Covered Products or their country of origin for the 2014 Compliance Period. Our efforts to determine the mine(s) or origin with the greatest possible specificity included the due diligence measures described above.
Independent Audit Report
Not applicable.

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